Exhibit 99.1

Tiziana Announces Positive Topline Results from Phase 2a INFORM-MS Trial of Intranasal Foralumab in Non-Active Secondary Progressive Multiple Sclerosis

●	Trial met its dual primary endpoints for (1) statistically significant reduction (p=0.0168) in microglial activation as measured by TSPO PET imaging in patients treated with 50 ug nasal foralumab as compared to placebo and (2) safety/tolerability

●	Foralumab-treated subjects showed statistically significant and clinically significant improvements in Modified Fatigue Impact Scale (MFIS) scores compared with their own baseline scores after only 12 weeks of drug therapy. Subjects treated with 50 ug nasal foralumab saw a -6.17 point decrease from baseline (p=0.035), and those treated with 100 ug experienced a -7.18 decrease from baseline (p=0.040). No significant change was seen in the placebo group.

BOSTON, MA, November 2, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human anti-CD3 monoclonal antibody, today announced positive topline data in its Phase 2a INFORM-MS trial with intranasal foralumab (a human, anti-CD3 monoclonal antibody) in patients with non-active secondary progressive multiple sclerosis (na-SPMS).

Non-active secondary progressive MS is a form of the disease characterized by gradual accumulation of disability independent of relapses. There are currently no FDA-approved therapies specifically indicated for na-SPMS, leaving patients with a significant unmet need, particularly related to progressive disability and fatigue.

The randomized, double-blind, placebo-controlled trial met its dual primary endpoints. Firstly, there was a statistically significant reduction in neuroinflammation (as measured by a reduction in microglial activation with[¹⁸F]PBR06 TSPO PET imaging), (p=0.0168) after 12 weeks of treatment between the 50 ug nasal foralumab treatment arm and placebo. Second, both 50 μg and 100 μg doses of intranasal foralumab were safe and well-tolerated.

The average fatigue scores improved by more than 4 points in both the 50 μg and 100 μg treatment arms, between baseline and Week 12, representing a clinically significant (Rooney et al., 2019) reduction of fatigue as measured by the Modified Fatigue Impact Scale (MFIS). The MFIS Total Score showed a numerical mean change of –6.17 in the 50 μg arm, –7.18 in the 100 μg arm compared with –3.12 in the placebo arm, representing a clinically significant improvement of more than 4 points within the treatment arms. These reductions were statistically significant compared with each treatment group’s own baseline scores [50 μg dose arm (p=0.035) and 100 μg dose arm (p=0.040)]. We did not see any changes in the EDSS secondary endpoint over the 3-month treatment duration.

“These results represent a significant milestone for patients with non-active secondary progressive MS, a population with significant unmet need and limited treatment options,” said Tanuja Chitnis, M.D., Principal Investigator of the INFORM-MS trial and Professor of Neurology at Harvard Medical School / Brigham and Women’s Hospital. “The primary imaging endpoint on TSPO PET in the 50 ug nasal foralumab treatment arm from the INFORM-MS study closely mirrors the reductions in microglial activation we previously published in our expanded access program, providing important corroboration in a controlled setting. Equally encouraging is the clinically significant improvement in fatigue as measured by MFIS, despite the short 12-week treatment duration. This clinical effect was notable. We consider these findings as encouraging evidence of the biological activity of nasal foralumab in this MS population where at present there are no approved treatments for these patients. Safety and tolerability were favorable across both doses.”

“These positive topline results from INFORM-MS further validate the therapeutic potential of intranasal foralumab in non-active secondary progressive MS,” said Tarun Singhal, MBBS, M.D., M.B.A., Founding Director, NeuroPET Program, Ann Romney Center for Neurologic Diseases, Brigham and Women’s Hospital, Mass General Brigham and Associate Professor of Neurology at Harvard Medical School. “Seeing a statistically significant reduction in microglial activation on TSPO PET, together with a clinically significant difference in fatigue in both foralumab doses, is highly encouraging. These findings align with what we have observed in the expanded access setting and reinforce the rationale for advancing this novel approach.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented: “We are extremely pleased that INFORM-MS successfully met its primary endpoints for both safety and reduction in neuroinflammation measured by PET imaging of microglial activation. The statistically significant, and clinically significant improvements from baseline in MFIS at both 50 μg and 100 μg doses further strengthens our conviction in the potential of intranasal foralumab. These data, together with the accumulating real-world evidence from our expanded access program in na-SPMS patients, as well as emerging data from our current trials in AD, ALS, and MSA, positions us well as we advance foralumab to the next stage of development. We would like to express our sincere gratitude to the investigators, clinical site staff, and most importantly the patients and their families who participated in the INFORM-MS trial. Their commitment and partnership made this important study possible, and we deeply appreciate their contributions to advancing potential new treatment options for people living with non-active secondary progressive MS.”

Tiziana developed nasal foralumab for the treatment of neurologic diseases, based on discoveries in the laboratory of Howard L. Weiner, MD, Professor of Neurology at the Harvard Medical School and Co-Director of the Ann Romney Center for Neurologic Diseases at the Brigham and Women’s Hospital.

INFORM-MS enrolled patients across 8 clinical sites in the United States. Participants were randomized to receive placebo (n=18), intranasal foralumab 50 μg (n=19), or intranasal foralumab 100 μg (n=11). Treatment was 12 weeks of dosing delivered in four consecutive three-week cycles. Primary endpoints were safety / tolerability, and change from baseline in microglial activation measured by [¹⁸F]PBR06 TSPO PET. Secondary endpoints included the Modified Fatigue Impact Scale (MFIS) and Expanded Disability Status Scale (EDSS).

Primary Endpoints –Microglial Activation (TSPO PET) and Safety

The trial met its neuroinflammation endpoint (measured by TSPO-PET) in patients treated with 50 ug nasal foralumab. In an ANCOVA, assessing all patients who had analyzable PET scans (n=40), adjusting for baseline white-matter/global-brain SUV ratio (SUVR), TSPO binding affinity, baseline Expanded Disability Status Scale (EDSS), timed 25-foot walk (T25FW), recruiting center, and scanner-pair category, the globally normalized White Matter SUVR adjusted treatment difference was -0.0231 (-0.0416 to -0.0046 95% CI), and reached statistical significance (p=0.0168). The 50 µg finding was also significant in the model without EDSS and T25FW adjustment (p = 0.0394). The change in microglial activation mirrored previously published findings from foralumab expanded access program (Chitnis et al., 2026), corroborating the placebo-controlled observations. There was no statistically significant difference in PET over the treatment period in patients treated with 100 ug nasal foralumab (n=11).

The trial also met its primary safety objectives. Foralumab administered as a nasal spray was well tolerated across both dose levels studied. All 48 participants completed treatment and there were no deaths, no discontinuations due to adverse events, or no study-drug related SAEs. Treatment-emergent adverse events occurred in 15/18 (83.3%) of placebo patients and 23/30 (76.7%) of foralumab-treated patients (50 μg and 100 μg combined). The most common treatment-emergent adverse events reported in ≥10% of patients in either foralumab group were headache, fall, nasal congestion, and rhinorrhea.

Secondary Endpoints

This study was not powered to demonstrate definitive changes in clinical parameters such as fatigue (which is a hallmark of the disease). Nonetheless the MFIS Total Score showed a numerical mean change of –6.17 in the 50 μg arm, –7.18 in the 100 μg arm compared with –3.12 in the placebo arm, representing a clinically significant improvement of more than 4 points in each foralumab arm. The approximately twofold greater improvement observed in both foralumab groups supports the totality of evidence that this change is clinically significant, consistent with previous published data from the expanded access program (Chitnis et al., 2026). In addition, the data showed a statistically significant reduction (p=0.035) within the 50 μg dose arm and (p=0.040) within the 100 μg arm in MFIS between baseline and 12-week treatment duration.

Next Steps

Tiziana intends to complete full analysis of the INFORM-MS data set and present the detailed results at an upcoming relevant scientific congress. The Company also plans to engage with the U.S. Food and Drug Administration to discuss the results and the potential path forward for further clinical development of intranasal foralumab in na-SPMS.

About Non-Active Secondary Progressive Multiple Sclerosis

Non-active secondary progressive MS is characterized by gradual accumulation of disability without recent relapses or new MRI activity. Microglial activation is believed to play a central role in the progressive biology of the disease. Current treatment options remain limited.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. Intranasal foralumab is also currently being studied in additional Phase 2 trials in AD, ALS, and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

1	https://www.pnas.org/doi/10.1073/pnas.2220272120
2	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and statements regarding completion of the INFORM-MS data analysis, presentation of detailed results, engagement with the FDA and potential further clinical development of intranasal foralumab. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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